Aduro Clean Technologies Engages Water Tower Research

London, Ontario, March 25, 2026 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower-value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced that it has entered into an agreement (the "Agreement") with Water Tower Research LLC ("WTR"), an institutional research and investor engagement firm to provide comprehensive research coverage and strategic investor engagement services to support Aduro's growth objectives and enhance visibility within the institutional investment community.

Under the terms of the Agreement, WTR will provide research and capital markets communications services to the Company for an initial term of six months beginning April 1, 2026. The services provided to the Company include the production of content, including research reports distributed through WTR's proprietary digital delivery infrastructure and digital and marketing channels. In consideration for the services to be provided by WTR, the Company has agreed to pay an aggregate cash fee of US$39,000 (plus any applicable taxes), payable upon the execution of the Agreement. The Company may renew the Agreement for a subsequent six-month period (the "Renewal Term") at any time after August 31, 2026, by providing a written notice of intent to renew (the "Notice") to WTR, which Renewal Term will be effective as of September 30, 2026. If the Company provides the Notice to WTR, the Company will pay to WTR an aggregate cash fee of US$48,000 (plus applicable taxes) in consideration for the services provided during the Renewal Term.

WTR is arm's length to the Company and does not own any securities of Aduro as of the date of this release; however, WTR may acquire an interest in the securities of the Company in the future. Other than the engagement for research and capital markets communications services described herein, WTR has no other relationship with the Company. No performance-based compensation or securities are being granted in connection with the engagement of WTR.

The engagement of WTR is aimed to increase the visibility of Aduro's developing technologies in the United States and internationally.

About Water Tower Research LLC

Water Tower Research is an investor engagement and research-driven communications firm focused on modernizing investor engagement. The firm provides open-access, institutional-quality research, along with strategic investor engagement services, including events and digital distribution, to facilitate effective communication between companies and the investment community. For more information, visit www.watertowerresearch.com

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ Technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Corporate Development / Investor Relations

ir@adurocleantech.com

+1 226 784 8889

Water Tower Research LLC

Michael McCormick

mike.mccormack@watertowerresearch.com

+1 212 472 2424

KCSA Strategic Communications

Jack Perkins, Senior Vice President

aduro@kcsa.com

Forward Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact that address activities, events, or developments that the Company believes, expects or anticipates will or may occur in the future, are forward-looking statements. The forward-looking statements reflect management's current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements. In this release, the forward looking statements include, but are not limited to, expectations regarding the implementation of research and capital markets communications services of Water Tower Research LLC; and, in particular, the anticipated effects of the proposed services, including increased awareness of the Company and its developing technologies in the United States and internationally. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, the research and capital markets communications services not being provided as anticipated, the delivery of such services not resulting in the anticipated results, adverse market conditions and other factors beyond the control of the parties.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. Aduro undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.